Exhibit 21.1

SUBSIDIARIES OF TRITON INTERNATIONAL LIMITED

Name	State/Jurisdiction of Incorporation
Ocean Bermuda Sub Limited	Bermuda
Ocean Delaware Sub, Inc.	Delaware